Exhibit 25

This amendment (the “Amendment Agreement”) is entered into on

11th January 2010

BY AND BETWEEN

•	TELEFONICA, S.A., a Spanish company with registered office at 28013, Madrid, Gran Via n. 28, Spain (“TE”);

•	ASSICURAZIONI GENERALI S.p.A., an Italian company with registered office at Piazza Duca degli Abruzzi n.2, Trieste, Italy;

•	ALLEANZA TORO S.p.A., an Italian company with registered office at Torino, via Mazzini n. 53;

•	INA ASSITALIA S.p.A., an Italian company with registered office at Roma, Corso d’Italia n. 33;

•	GENERALI LEBENSVERSICHERUNG A.G., a German company with registered office at Hamburg (Germany), an der Besenbinderhof n. 43;

•	GENERALI VIE S.A., a French company with registered office at Paris, Bld Hausmann 11;

•
ASSICURAZIONI GENERALI S.p.A. (hereinafter “Generali”), for its own account and in the name and on behalf of the following Generali’s subsidiaries GENERALI VIE S.A., ALLEANZA TORO S.p.A., INA ASSITALIA S.p.A., GENERALI LEBENSVERSICHERUNG A.G., (hereinafter the “Generali Subsidiaries” and together with Generali collectively “AG”);

•	INTESA SANPAOLO S.p.A., an Italian company with registered office at Piazza San Carlo n. 156, Torino, Italy (“IS”);

•	MEDIOBANCA S.p.A., an Italian company with registered office at Piazzetta Cuccia n. 1, Milano, Italy (“MB”);

(collectively the “Parties” and each, indiviadually, a “Party”);

WHEREAS

A.
On 28 April 2007 the Parties and Sintonia S.A., a company incorporated under the laws of Luxembourg, with registered office at 1, Place d’Armes, L-1136 Luxembourg, commercial register n. B77504 (“Sintonia”) entered into a shareholders agreement, as subsequently amended and supplemented with a first deed of amendment dated 25 October 2007 and with a second deed of amendment dated 19 November 2007 (the “Shareholders Agreement”);

B.	on 28 October 2009, Sintonia indicated that it did not wish to renew the Shareholders Agreement and exercised the exit right set out thereunder;

C.
on the same 28 October 2009, the Parties also agreed (i) to renew the Shareholders Agreement for an additional period of three years (i.e. as of 28 April 2010 until 27 April 2013) and (ii) to amend and renew certain provisions of the Shareholders Agreement (such amended and renewed Shareholders Agreement, the “New Shareholders Agreement”);

D.
on 26 November 2009 the board of directors and the shareholders meeting of Telco S.p.A. (“Telco”) approved the transactions to allow the exit of Sintonia and adopted all the necessary resolutions required in connection therewith;

E.
the exit of Sintonia has been completed on 22 December 2009 through the execution of a sale and purchase agreement (the “Sale and Purchase Agrement”) whereby, in the same context and as one and single transaction: (i) Sintonia has sold to Telco all the shares held by Sintonia in Telco, representing approximately 8.39% of the share capital of the latter, and (ii) Telco has sold to Sintonia, no. 275,115,716 ordinary shares of Telecom Italia, representing approximately 2.06% of the ordinary share capital of Telecom Italia. On the basis of the Sale and Purchase Agreement, upon completion of the exit of Sintonia, Telco has received on 22 December, 2009 from Sintonia a net cash amount equal to Euro 311,793,414,25;

F.
following completion of the exit of Sintonia, (x) Telco holds 3,003,586,907 ordinary shares of Telecom Italia, equivalent to approximately 22.45% of the ordinary share capital of Telecom Italia and (y) the shareholding of Telco is the following: (i) AG (i.e. the Generali and the Generali Subsidiaries) holds no. 543,364,315 Class A shares of Telco representing approximately 30.58% of Telco’s share capital, (ii) IS holds no. 206,464,495 Class A shares of Telco representing approximately 11.62% of Telco’s share capital, (iii) MB holds no. 206,464,495 Class A shares of Telco representing approximately 11.62% of Telco’s share capital, and (iv) TE holds no. 820,569,068 Class B shares of Telco representing approximately 46.18 % of Telco’s share capital (each of such shareholding, the “New Shareholding in Telco”);

G.
on 22 December 2009, Telco and the Parties also executed a framework agreement (the “Framework Agreement”), whereby the Parties and Telco, among other things, agreed the actions and transactions to be carried out in order to allow Telco (aa) to comply with its obligations under the existing credit facilities and (bb) to refinance its financial indebtedness to be repaid within January 2010;

H.
it is envisaged that one of the transactions that Telco will carry out in order to refinance its financial indebtedness will be the execution with primary financial institutions (the “Senior Lenders”), including MB and IS, acting in their capacity as lending banks, of a new facility for an amount not exceeding Euro 1,400,000.000 (the “New Refinancing Facility”);

I.	it is expected that under the New Refinancing Facility a certain number of the Telecom Italia shares held by Telco will be pledged in favor of the Senior Lenders (the “Pledged Shares”).

Now, therefore, in consideration of the foregoing premises the Parties hereby

AGREE AND COVENANT

as follows:

1.           Unless differently provided herein, terms and expressions used with initials in capital letters in this Amendment Agreement shall have the same meaning attributed to them in the New Shareholders Agreement.

2.           Consistently with the principles and spirit of the Shareholders’ Agreement and of the Framework Agreement, executed in order to allow Telco to comply with its obligations under the existing credit facilities and to refinance its financial indebtedness, each of the Parties agrees that, in proportion to its New Shareholding in Telco, it will endeavor to support Telco and, in particular, to make available to Telco the funds necessary to avoid or cure any possible default under the New Refinancing Facility (the “Cash Injection”). The Parties agree to start a negotiation in this respect with sufficient time in advance.  Such Cash Injection shall be made (aa) through a shareholders loan or any other appropriate financial instruments agreed among the Parties, and in any case (bb) within the timeframe provided for under the New Refinancing Facility to prevent the foreclosure and subsequent appropriation or sale by the Senior Lenders of the Pledged Shares (the “Foreclosure of the Pledge”), provided that (cc) each Party shall be allowed to propose to finance its Cash Injection through an issue of bonds by Telco with mechanics consistent with those agreed under the Framework Agreement and, to the extent available within the timeframe above under (bb) above, through a fully funded bridge loan, and that in such case all Parties (acting exclusively in their capacity as Telco’s shareholders) shall endeavor to cooperate to allow such financing. The Parties acknowledge and agree that their agreement to endeavor to support Telco’s financial indebtedness pursuant to the terms and conditions set out in this Amendment Agreement (i) is only among the Parties acting exclusively in their capacity as Telco’s shareholders, (ii) is not in favor of Telco nor in favor of any third interested party (including but not limited to the lenders of Telco) and (iii) in case of breach, is only sanctioned in accordance with the provisions set out in the following articles 3 and 4, which constitute the sole and exclusive remedy for such a breach, also pursuant to Article 1382, first paragraph of the Italian Civil Code.

3.           In order to implement the principles under article 2 above, the Parties acknowledge and agree that under the New Refinancing Facility there may be from time to time the need for additional cash (the “Cash Call”).  In case of a Cash Call, or in case in which the Senior Lenders may notify to Telco and /or the Parties the intention to begin the Foreclosure of the Pledge, each of the Parties shall endeavor to support Telco through a Cash Injection in proportion to its New Shareholding in Telco and in accordance with the provisions set forth in Article 2 above.  Should one or more Party/ies refuse(s) to participate to the Cash Injection (the “Dissenting Parties”; for the avoidance of doubt the Dissenting Party/ies will be the Party/ies that refuse(s) to make available to Telco in proportion to its/their new Shareholding in Telco – through a modality complying with the terms set forth above in (aa), (bb), or (cc) of Article 2 above – the funds necessary to Telco to avoid or cure the default under the new Refinancing Facility within the timeframe necessary to avoid the Foreclosure of the Pledge), the other Party/ies (the “Supporting Parties”) shall be entitled, pro rata among themselves based on their respective New Shareholding in Telco, to make good and cover the portion of the Cash Injection pertaining to the Dissenting Parties (the “Additional Funding Portion”), provided however that, in any such case, if the Dissenting Party is a class A shareholder of Telco, the right (but not the obligation) to inject the Additional Funding Portion will only be attributed to, and exercisable by other Class A Shareholders who are at the same time Supporting Parties.

4.           The Parties further acknowledge and agree that in the event the Cash Injection is for whatever reason not fully covered and, as a result of this, the Senior Lenders activate the Foreclosure of the Pledge, then the Supporting Parties shall be entitled to acquire the Pledged Shares from the Senior Lenders at the terms and conditions set out in the option agreement attached hereto as Annex A (the “Option Agreement”).  In this connection, the Parties further agree among them that:

a)	the right to acquire the Pledged Shares under the Option Agreement (the “Call Right”) will only be exercisable by the Supporting Parties, and not by the Dissenting Parties;

b)
each of the Supporting Parties will have the Call Right on a pro-quota of the Pledged Shares proportional to its percentage of the share capital of Telco at the time when the Call Right will be exercised (the “First Option Pro-Quota of the Pledged Shares”);

c)
the Supporting Party/ies that is/are Class A Shareholder/s will also have the Call Right on the portion of Pledged Shares (in each case the “Non Called Class A First Shares”) corresponding to (i) the Dissenting Party/ies that is/are Class A Shareholder/s  and (ii) the Supporting Party/ies that is/are Class A Shareholders which do not validly deliver their First Exercise Notice (as defined below) within the First Exercise Deadline (as defined below):

d)
the Supporting Party/ies that is/are Class B Shareholder/s will also have the Call Right on the portion of Pledged Shares (in each case the “Non Called Class B First Shares”) corresponding to (i) the Dissenting Party/ies that is/are Class B Shareholder/s and (ii) the Supporting Party/ies that is/are Class B Shareholders which do not validly deliver their First Exercise Notice (as defined below) within the First Exercise Deadline (as defined below);

e)
each of the Supporting Parties that intends to acquire Pledged Shares shall deliver to the other Supporting Parties a written notice (the "First Exercise Notice ") no later than 14.00hrs CET on 2 Business Days (the "First Exercise Deadline") after receipt of the Calculation Notice (as defined in Clause 1.2.1 of the Option Agreement) stating its unconditional and irrevocable intention to purchase from the Senior Lenders all, but not part, of its First Option Pro-Quota of the Pledged Shares. Each of the Supporting Parties that are Class A Shareholders and that have validly delivered the First Exercise Notice shall be referred to as the "First Class A Calling Shareholders"; each of the Supporting Parties that are Class B Shareholders and that have validly delivered the First Exercise Notice shall be referred to as the "First Class B Calling Shareholders" (together the "First Calling Shareholders");

f)
each of the First Class A Calling Shareholders may deliver to the other First Calling Shareholders a further written notice (the "Second Class A Exercise Notice") by no later than 14.00hrs CET on 3 Business Days after receipt of the Calculation Notice (the "Second Class A Exercise Deadline") stating its unconditional and irrevocable intention (or the unconditional and irrevocable intention of an Italian Qualified Investor’s, as defined in the Shareholders Agreement) to acquire from the Senior Lenders a maximum number of the Non Called Class A First Shares (the "Called Second Shares"). Each of the First Class A Calling Shareholders who have validly delivered the Second Class A Exercise Notice shall be referred to as the "Second Class A Calling Shareholders";

g)
if the aggregate maximum number of Called Second Shares indicated in the relevant Second Class A Exercise Notice(s) is equal to the Non Called Class A First Shares, then such shares shall be allocated among each Second Class A Calling Shareholders as per the Called Second Shares indicated in their corresponding Second Class A Exercise Notice(s);

h)
if the aggregate maximum number of Called Second Shares indicated in the relevant Second Class A Exercise Notice(s) is more than the Non Called Class A First Shares, then such shares shall be allocated among each Second Class A Calling Shareholders on a proportional basis based on the Called Second Shares indicated in their corresponding Second Class A Exercise Notice(s);

i)
if the aggregate maximum number of Called Second Shares indicated in the relevant Second Class A Exercise Notice(s) is less than the Non Called Class A First Shares, then such shares shall be allocated among each Second Class A Calling Shareholders (or Italian Qualified Investors, as defined in Article 8.2 of the Shareholders Agreement, if any) as per the Called Second Shares indicated in their corresponding Second Class A Exercise Notice(s), and each of the First Class B Calling Shareholders may deliver to the First Class A Calling Shareholders a written notice (the “Second Class B Exercise Notice”) by no later than 14:00hrs CET on 1 Business Day after expiry of the term for the Second Class A Exercise Notice (the "Second Class B Exercise Deadline") stating its unconditional and irrevocable intention to acquire from the Senior Lenders a number of Pledged Shares equal to the difference between the total number of Pledged Shares and the sum of the shares indicated in the First Exercise Notice and the Second Class A Exercise Notice, if applicable:

j)
the provisions referred to in points from in points f) through i) above shall apply, mutatis mutandis, to the Non Called Class B First Shares (with the exception of the possibility to identify and nominate, for the purposes herein, Italian Qualified Investors) ..

k)
each of the First Calling Shareholders shall be obliged to deliver to the Senior Lenders, with a copy to Telco and all other First Calling Shareholders, the Exercise Notice within the Exercise Deadline (as both defined in the Option Agreement), including the number of Pledged Shares that it unconditionally and irrevocably offers to purchase from the Senior Lenders (or retain pursuant to clause 1.2.7 of the Option Agreement), which must be calculated in compliance with above provisions (hereinafter the "Allocated Pledged Shares" of the relevant First Calling Shareholder).

5.           Notwithstanding the provisions of Article 12 of the New Shareholders' Agreement, any notice and communication among Parties under this Amendment shall be made by email and fax at the following fax numbers and email addresses:

To Assicurazioni Generali:
Assicurazioni Generali S.p.A.
Piazza Duca degli Abruzzi n. 2
34132 Trieste, Italy
Fax: +39 040 671260
To the attention of: Mr. Giovanni Perissinotto and Mr. Oliviero Pessi
E-mail: giovanni_perissinotto@generali.com and
oliviero_pessi@generali.com

To Intesa:
Intesa Sanpaolo S.p.A.
Piazza Scala n. 6
20121 Milano, Italy
Fax: +39 02 879 43540
To the attention of: Mr. Gaetano Miccichè and Mr. Amedeo Nodari
E-mail: gaetano.micciche@intesasanpaolo.com and
             amedeo.nodari@intesasanpaolo.com

To Mediobanca:
Mediobanca - Banca di Credito Finanziario S.p.A.
Piazzetta Cuccia n. 1
20121 Milano, Italy
Fax: +39 02 8829 943
To the attention of: Mr. Clemente Rebecchini and Mr. Francesco Coatti
E-mail: mailto:clemente.rebecchini@mediobanca.it and
             francesco.coatti@mediobanca.it

To TeIefonica:
Telefonica S.A.
C/Ronda de la Comunicacion, s/n, Distrito C, Edificio Central, Planta 1a
28050 Madrid, Spain
Fax: +34 91 727 1405 and +34 91 727 1400
To the attention of: Group General Counsel (Ramiro Sánchez de Lerín) and María
Luz Medrano
E-mail: secretaria.general@telefonica.es and
             mmedrano@telefonica.es

6.           The Parties agree that the New Shareholders Agreement is integrated and - to the extent necessary - amended by this Amendment Agreement.  In case of conflict between the provisions of this Amendment Agreement and the provisions of the New Shareholders Agreement, the provisions of this Amendment Agreement shall prevail.  Subject to the above, all the provisions of the New Shareholders Agreement remain in full force and effect.

7.           This Amendment Agreement - as the Shareholders Agreement and the New Shareholders Agreement - shall be governed by, and interpreted in accordance with, the laws of the Republic of Italy.  Any disputes arising out of or in connection with this Amendment Agreement shall be submitted by the Parties to arbitration, The venue of the arbitration shall be Milan.  The arbitration shall be conducted in the English language and in accordance with ICC Rules.

TELEFÓNICA S.A.

/s/ Authorized Signatory

ASSICURAZIONI GENERAL1 S.p.A. (far its own account and in the name and on behalf of the Generali Subsidiaries)

/s/ Authorized Signatory

INTESA SANPAOLO S.p.A.

/s/ Authorized Signatory

MEDIOBANCA S.P.A.

/s/ Authorized Signatory